Clinton Group Believes Stockholders Should Replace the Stillwater Mining Board of Directors

NEW YORK, April 9, 2013 /PRNewswire/ -- Clinton Group, Inc. ("Clinton"), a stockholder of Stillwater Mining Company (NYSE: SWC), today announced that it has sent a letter to its fellow stockholders, asking them to vote for a new board of directors for Stillwater. The full text of the letter to stockholders is copied below.

Clinton also released a comprehensive presentation today for stockholders to review that provides Clinton's analysis of the record of underperformance at Stillwater, an introduction to the Clinton nominees, a description of how the Clinton nominees can help to create value and some questions for the incumbent directors.

All of these materials are available to Stillwater Mining stockholders on the http://www.tapstillwater.com website free of charge.

The Stillwater annual meeting is scheduled to be held on May 2, 2013. Clinton urges its fellow stockholders to use the GREEN proxy card when voting at this year's annual meeting and to vote for the Clinton nominees.

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

April 9, 2013

To Our Fellow Stockholders of the Stillwater Mining Company:

Clinton Group and funds it manages are stockholders of Stillwater Mining Company ("Stillwater" or the "Company"). We write to encourage you to act with us to change the composition of the Board of Directors at Stillwater to ensure the protection and growth of the Company.

We have prepared a 40-page presentation that provides our analysis of the record of underperformance at Stillwater, an introduction to our nominees for the Board, a description of how our nominees can help to create value and some questions for the incumbent directors. We encourage you to review it. It is available at http://www.tapstillwater.com.

Most of the members of the sitting Board of Directors have been in place for ten years or more. We believe it is time for some fresh perspective and a new Board. If you agree with us, please vote using the GREEN proxy card and return it today.

During the twelve-year tenure of the Chief Executive Officer, Frank McAllister, stockholders have lost more than $900 million as the cash costs associated with mining have doubled, overhead expenses have tripled [1] and marketing expenses (in just the last three years) have quintupled. During this same period, the ounces of metal produced for market have declined. The operating performance has been disappointing.

You do not need to take our word for it. On every metric the executive team used in its March 2011 investor presentation to measure the Company's so-called "strong performance," recent results are markedly worse. Since then, ounces of metal produced per worker have declined by 14%; EBITDA margins have been cut by one-third; capital expenditures as a percentage of sales are up 50%; and the return on assets in the recycling business has been cut in half.

The strategic decisions have been even worse than the operating performance.

Once Norilsk (the former majority owner) could no longer summon the Stillwater management team to Russia to deliver strict instructions to Stillwater about strategy (which we understand they did often), the Board had free reign to do as they pleased. And what pleased them was the building of a foreign empire. So, they went about transforming the only pure-play, US-based platinum group metals ("PGMs") mining company (that, because of its unique asset, had commanded a premium multiple) into yet another "mid-cap diversified mining company".

What a woeful mistake.

To execute on its vision, the Board bought two public companies. For the first, Marathon PGM, the Board agreed to pay a 259% premium. [2] And, after assuring stockholders that Stillwater had "great expertise in house" [3] to evaluate the asset and execute on the exploration and development plan, the Company has had to peddle backwards, fast. Now, Stillwater management admits the cost to develop the asset "has gone up quite dramatically from what we originally thought" and that there is "deterioration in both the project economics and in the estimate of proven and probable reserves."[4] No longer will stockholders see production from this as-yet unbuilt mine in 2013 as originally promised; now, Stillwater is hoping for 2017 production.

On the second acquisition, the Board approved a 290% premium to buy Peregrine Metals, diversifying Stillwater into copper and Argentina. The Board agreed to pay 18 times the total capital invested by Peregrine - $450 million for mining licenses that cost Peregrine just $4.8 million, two years earlier. Stillwater stock fell 47% in the thirty days after the announcement of the transaction as stockholders were concerned about the risks associated with the project, which would involve many billions in capital the Company did not have being invested across many years before the first bit of base metal was mined, assuming that Argentina did not seize the asset first. And although Mr. McAllister was convinced as recently as the beginning of 2012 that "Argentina is probably more mining-friendly than the United States or Canada," he has come now to recognize the "political uncertainties in Argentina" and has backed off the project. [5]

These blunders have cost the stockholders dearly. The stock is down 66% on Mr. McAllister's watch, even while the PGM basket price has gone up. [6] The only other thing to increase is Mr. McAllister's pay, which has now topped $5 million for two years in a row. (We note with some concern that last week a Stillwater stockholder brought a lawsuit against the Stillwater directors alleging the Board has violated the Company's stock option plan and has awarded Mr. McAllister more than $1 million of improper compensation.) We stockholders lose. Mr. McAllister wins.

More of this may be coming. As recently as late October 2012, the Board reiterated its strategy of "identifying opportunities to establish a broader operating base, reducing the Company's sole reliance on the Stillwater and East Boulder mine properties" by looking "around the world" for "various mineral exploration and development efforts" to acquire. [7] As if two over-priced, ill-conceived acquisitions were not enough! The Company has spent more than $525 million outside the United States on "mineral exploration and development" projects in the last few years while spending less than half that amount on capital expenditures on the J-M Reef in Montana. We believe the Company needs to refocus its efforts on the unique and valuable Montana PGM assets. The presentation on our website (www.tapstillwater.com) provides further details on the strategic and operating plan we recommend for the Company.

We would have expected the incumbent Board, as fiduciaries for stockholders, to explain their record, describe their vision and defend their decisions. We are open to hearing their tale. They have chosen not to tell it.

In fact, nowhere in the Company's proxy statement (or website full of materials) does the Board say that the operational performance has improved, nor that the quintupling of marketing spend has generated sufficient returns, nor that the tripling of overhead expenses was required, nor that the recycling business is strong despite its quickly declining returns on assets, nor that the strategy shift to "diversification" was enlightened, nor that the diligence on Marathon was well conducted, nor that the price paid for Marathon was justified, nor that the delays at Marathon are to be forgotten, nor that the acquisition of Peregrine was brilliant, nor that Argentina is a great place to do business, nor that the $2.5 billion of capital required for Peregrine's development will be easily forthcoming, nor that copper is unavailable for investment in other public companies, nor that exploration and development in Canada and Argentina will not divert management attention from the crown jewel assets in Montana, nor that spending $525 million buying and exploring foreign lands is as good a use of capital as further developing portals and access to the J-M Reef, nor that executive pay has been justified or tied to performance, nor that a convertible bond offering was the appropriate financing choice in 2012 (when the high yield market was wide open), nor that stockholders should have more confidence in the future than the prior performance would otherwise justify.

No, instead, the Board is spending millions of the Company's money – really, of course, stockholders' money – in an ad hominem attack on us and the group of independent professionals whom we have recruited to serve as replacement directors. Without a persuasive defense for their track record, the Board has decided to go on offense. The existing directors apparently believe stockholders will be so distracted as to forget about their investment losses and the stream of strategic, execution and financing blunders that have plagued Stillwater.

Please do not be distracted. Stillwater is the subject here. And most of these directors have had ten years to exert influence on the Company and the past thirty months to operate without Norilsk watching over them. And stockholders have lost hundreds of millions. That is the point.

While we do not want to distract you (or play into their game plan), we also cannot let the ad hominem attacks go unanswered. First, the Board's letter is full of fallacious assertions. Four of our nominees have public Board experience. No one on the existing Board had any PGM experience when they took office; three of our nominees have such experience. The Board currently has an aircraft industry lobbyist and an elections lawyer on it. We are pleased that our nominees all have relevant experience.

With respect to specific nominees we note: (i) during Mr. Engles' tenure as CEO of Stillwater, the stock increased 51% in a little more than two years (while the basket price of Stillwater's production declined 13%), as Stillwater adopted a growth strategy to double production at the Stillwater mine to current levels and built most of the infrastructure to achieve this growth; [8] (ii) Mr. McMullen has a geology degree and has served as a consultant understanding the operations and financials of nearly every PGM company in South Africa, in addition to serving as an Executive Chairman, Managing Director or Chief Executive Officer of various mining companies around the world, including public mining companies; (iii) Ms. Merrin, a Canadian citizen who has served on three public company boards, has never violated a law in the United States or in her home country (where she has been appointed to a number of prestigious government Boards and panels), though she did serve as an executive officer of Sherritt International, a Canadian-based multinational mining and natural resource company that began working in Cuba again in the 1990s, which earned her (and every other executive and board member of Sherritt) extra-territorial criticism from the U.S. government for dealing with the Cubans during the U.S. embargo, which criticism was withdrawn in 2004 as Ms. Merrin is a regular visitor, sometime lecturer and Board member in the U.S., including as the past Chairman of the Council on Canadian-American Relations; (iv) Mr. McNamara has a decade of mining industry analysis and investing experience, including more than a year's focus on the PGM sector; and (v) Mr. Gardner has extensive capital budgeting, M&A and divestiture experience as a Managing Director of a large private equity firm, board experience on the boards of three very large companies (one of which was public) and an extensive professional network of senior automotive industry relationships that can be very useful to the Company.

The Company also seems particularly agitated with Clinton Group. From the way the Board has attempted to shift the focus to us, we cannot help but think the Board does not much care for stockholders who voice an opinion. We think stockholders should have opinions and we have pursued such an active ownership approach to our equity investing for many years.[9] In that time, we have left scores of companies in better shape for the long term than when we started and, we are proud to note, have generated terrific returns for our investors. If you care, have a look at our activities at Red Robin Gourmet Burgers (our initial purchase of stock was at $16; today it trades at $44), Sabra Health Care ($10 and $29, respectively), Dillard's ($18 and $80), Radian ($4 and $10), Sun Healthcare ($3 and the company sold for $8), Charming Shoppes ($3 and the company sold for $7), Collective Brands ($15 and the company sold for $21), Hot Topic ($5 and the company sold for $14), Select Comfort ($8 and $18), or any of the other companies with which we have been involved. As proud of our performance as we are, this campaign has nothing to do with the Clinton Group's performance. The choice stockholders face is between the incumbent directors, who have a track record they cannot bear to discuss, or a new group of directors who we believe can do better.

We are sorry to report that the Company's reprehensible approach to our nomination of directors has claimed a victim. One of our nominees, John DeMichiei, has asked us to remove his name from nomination. Despite an impressive record as the Special Assistant to the Assistant Secretary of Labor, where Mr. DeMichiei was responsible for writing many of the nation's mine safety regulations, and a business career that has included ten-fold growth in production at Signal Peak Energy while containing costs, operating safely and protecting the environment, Mr. DeMichiei is unwilling to stand by while Stillwater attempts to sully his good name. We have reluctantly agreed to proceed forward without Mr. DeMichiei.

Please join us in supporting a new Board for Stillwater. Return the GREEN proxy card. For more information, and regular updates, on our campaign to improve Stillwater, please visit www.TapStillwater.com.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (855) 305-0857.

Thank you for your consideration,

Gregory P. Taxin
Managing Director

Footnotes:

[1] Includes R&D, marketing, exploration and G&A. Increased from $22.3 million to $68.3 million from 2001 to 2012.

[2] Stillwater disingenuously announced the deal as involving a mere 89% premium. Consideration to Marathon holders at announcement was C$3.55. Marathon stock was trading at C$1.88 prior to announcement and Marathon stockholders retained their interest in Marathon's gold assets (receiving one-half share of new Marathon Gold for each share of Marathon they owed). Marathon Gold closed at C$1.79 per share on the first day of trading. The actual premium was therefore 259%.

[3] Stillwater 3Q10 earnings call.

[4] Stillwater 3Q11 earnings call and Stillwater 2012 Form 10-K at 25.

[5] Stillwater 4Q11 earnings call and Stillwater 4Q12 earnings call.

[6] February 12, 2001 through April 3, 2013. Basket price index calculated on Bloomberg as 0.77*PALL (palladium) + 0.23*PLAT (platinum).

[7] Stillwater 3Q12 10-Q.

[8] As the Company's 1996 10-K reports: "The Company has completed the first three years of its four-year Expansion Plan, which is intended to significantly increase production at the Stillwater Mine and related processing facilities. The Expansion Plan included the sinking of a 1,950 foot vertical shaft, underground development on new levels accessed by the shaft, increasing the capacity of the concentrator, adding a second converter to the smelter, constructing a base metals refinery and replacement and standardization of the mine equipment fleet. Construction work for this expansion began in May 1994 and the Company has substantially completed all minesite surface facilities, concentrator and smelter modifications, construction of a base metals refinery and the vertical shaft."

[9] I have colleagues at Clinton Group that operate an entirely separate investment strategy, using computer models to buy and sell stock based on complex mathematical models. Their investment style, which is more short-term in nature, has nothing to do with our value investing strategy.

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND CHARLES R. ENGLES, SETH E. GARDNER, MICHAEL MCMULLEN, MICHAEL MCNAMARA, PATRICE E. MERRIN, BRIAN SCHWEITZER AND GREGORY P. TAXIN (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF STILLWATER MINING COMPANY (THE "COMPANY") FOR USE AT THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON MARCH 26, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: Connie Laux, +1-212-825-0400.